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                                                                    EXHIBIT 99.3

                                                           [English Translation]

                                                                 August 22, 2003

                                                            Corporate Disclosure


                              HANARO TELECOM, INC.
                                   ("COMPANY")

         RESULT OF SUBSCRIPTION OF THE COMPANY'S PROPOSED 26TH CONVERTIBLE BOND ISSUE


1.       DETAILS OF THE PROPOSED ISSUANCE

         -   Total face value: KRW200 billion
         -   Conversion price: KRW5,000
         - Proposed subscription parties: LG Corporation, Samsung Electronics, SK Telecom and their respective affiliates, and domestic/overseas financial institutions
         -   Subscription/closing date: August 22, 2003

2.       SUBSCRIPTION RESULT

         -   Rate of subscription : 0%


3.       FUTURE PLAN

         - Hanaro plans to issue commercial papers ("CP") to its major shareholders. The proposed subscription parties and their respective amounts of subscription have not yet been determined. The Company will make a timely disclosure once specific details of the proposed CP issuance are confirmed.

4.       DATE OF RELATED DISCLOSURE: August 20, 2003